Exhibit (d-6)

September 22, 2021

The Alger Portfolios

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the share classes of each series (each, a “Portfolio”) of The Alger Portfolio (the “Trust”) listed on Schedule A for the expense cap period indicated. FAM will waive its fees and/or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing each Portfolio’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Trust’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Trust, on behalf of each Portfolio. FAM may, during the two-year period of this Agreement, recoup any fees waived or expenses reimbursed pursuant to this Agreement to the extent that such recoupment would not cause the expense ratio to exceed the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment, by FAM, after repayment of the recoupment is taken into account.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP, CCO, General Counsel

Accepted by:

The Alger Portfolios

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Portfolio Name	Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Weatherbie Specialized Growth Portfolio	I-2	December 31	1.05%	April 30, 2022 – April 30, 2024

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